Exhibit 99.95

Collective Mining Intercepts 632.25 Metres at 1.10 g/t Gold Equivalent in a 200 Metre Step-Out Hole to the South at Trap

Toronto, Ontario, April 24, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) is pleased to report assay results for four holes drilled at the Trap Target (“Trap”), which is part of the Guayabales project located in Caldas, Colombia. The Company has just added a fifth diamond drill rig as part of its 40,000-metre drill program for 2024 with drilling currently taking place at the Trap, Apollo, Olympus and Box (two rigs) targets respectively.

The assay results reported herein from Trap are from the initial follow-up drilling to the original discovery holes announced on January 18, 2024, where the Company found a new precious metal rich porphyry system located 3.5 kilometres to the northeast of its flagship Apollo system with previous intercepts including 646 metres @ 0.81 g/t AuEq from 19.5 metres depth.

Trap is a precious metal dominant porphyry system hosted in an early quartz diorite body, which is overprinted by at least two styles of late-stage porphyry related sheeted carbonate base metal (“CBM”) veinlets. To date, all drill core within the mineralized zone at Trap has been strongly bleached by white porphyry related phyllic alteration (muscovite) potentially indicating that drilling has only encountered the top of the porphyry system and stronger mineralization might occur at depth or in a different proximal location. The mineralized system, which approaches surface in the northern most drilled point to date, is oriented in a west-northwest direction, plunging to the southeast, and is dipping to the northeast at a steep angle.

Trap covers a large surface area geochemically, measuring approximately 2 kilometres by 2 kilometres. Drill testing to date has been executed from three drill pads and has intersected mineralization in multiple directions. Including the results of this release, the mineralized envelope now covers an area measuring up to 600 metres along strike, 250 metres across and 915 metres vertical (previously 340 metres x 170 metres x 687 metres vertical). Trap remains open in all directions except to the east.

Ari Sussman, Executive Chairman commented: “By using both down-hole acoustic televiewer and ASD Terraspec technologies, we have been able to confirm a west-northwest trend to the mineralization and that the phyllic alteration flooding the drill core is porphyry-related muscovite. Based on this information, drill hole TRC-7A was oriented to drill at an orthogonal angle to the Trap system resulting in an outstanding bulk intercept of mineralization. It is still early days for Trap and based on core interpretation, we do not believe that we have found the center of the early porphyry intrusion phase. We will remain aggressive with step-out drilling and in this regard, a new drill pad is planned in a location situated well south of current drilling.”

Highlights (see Table 1 and Figures 1-4)

●	Hole TRC-7A was drilled from TPad-3 to the southwest and was designed to cross Trap at an orthogonal angle to the mineralization. The drill hole intersected a broad zone of remarkably continuous mineralization with assays results as follows:

○	632.25 metres @ 1.10 g/t gold equivalent from 172.65 metres including:

■	51.50 metres @ 2.73 g/t gold equivalent from 311.30 metres, and;

■	46.35 metres @ 2.41 g/t gold equivalent from 393.00 metres

●	Drill hole TRC-7A is the best intercept drilled by the Company to date at Trap averaging 695 g/t gold equivalent on a gram X metre basis. Hole TRC-7A is a redrill of originally planned hole TRC-7, which ran into mechanical issues near the collar and had to be abandoned.

●	Drill hole TRC-6 was drilled from TPad-2 and was designed to test the continuity of the system at depth and to the southeast. Two broad zones of mineralization where intersected with assay results are follows:

○	206.95 metres @ 1.02 g/t gold equivalent from 98.40 metres, and;

○	115.65 metres @ 1.00 g/t gold equivalent from 623.35 metres

●	TRC-5 was drilled from TPad-2 to the south and cut three zones of mineralization in a favorable early porphyry quartz diorite host unit. Unfortunately, the intercept is not continuous due to the presence of remnant pendants of poorly mineralized country rock. Assays results for TRC-5 are as follows:

○	232.35 metres @ 0.60 g/t gold equivalent from 31.25 metres, and;

○	55.10 metres @ 1.09 g/t gold equivalent from 333.30 metres, and;

○	51.95 metres @ 0.61 g/t gold equivalent from 456.40 metres

Follow up surface mapping and sampling carried out to the west and northwest of TPad-2 have confirmed the presence of the favorable early quartz diorite porphyry unit, indicating the system is open for additional mineralization in these directions.

●	TRC-4 was drilled due east from TPad-3 and confirmed the eastern boundary of the mineralization in this direction. A narrow zone of CBM veins were intersected from 253.15 metres downhole averaging 1.35 g/t AuEq over 7.90 metres. No further work is warranted in this area.

Table 1: Assays Results for TRC-4, TRC-5, TRC-6 and TRC-7A

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn %	Pb %	AuEq g/t*
TRC-4	253.15	261.05	7.90	0.83	20	0.51	0.31	1.35
TRC-5	31.25	263.60	232.35	0.54	4	0.04	-	0.60
Incl	69.30	82.15	12.85	0.87	10	0.08	-	1.00
and Incl	108.85	124.00	15.15	1.01	4	0.02	-	1.03
and Incl	177.45	185.80	8.35	0.92	8	0.03	0.01	1.12
and Incl	223.80	239.65	15.85	1.34	2	0.01	-	1.33
and	333.30	388.40	55.10	1.10	2	0.01	-	1.09
Incl	349.00	357.15	8.15	5.56	4	0.01	-	5.45
and Incl	377.20	385.35	8.15	1.07	1	0.01	-	1.06
and	456.40	508.35	51.95	0.59	2	0.01	0.01	0.61
Incl	456.40	464.40	8.00	1.21	7	0.01	-	1.26
and Incl	497.80	508.35	10.55	1.13	2	0.01	-	1.13
TRC-6	98.40	305.35	206.95	0.90	5	0.03	0.02	1.02
Incl	110.70	170.85	60.15	1.77	5	0.02	0.01	1.89
and	623.35	739.00	115.65	0.79	11	0.19	0.08	1.00
Incl	641.10	656.55	15.45	1.30	3	0.12	0.05	1.36
and Incl	725.50	739.00	13.50	1.37	8	0.16	0.09	1.51
TRC-7A	172.65	804.90	632.25	0.92	9	0.13	0.13	1.10
Incl	172.65	212.00	39.35	1.97	10	0.18	0.15	2.16
and incl	311.30	362.80	51.50	2.56	9	0.16	0.19	2.73
and incl	393.00	439.35	46.35	1.88	18	0.51	0.50	2.41
and incl	559.20	575.85	16.65	0.91	103	0.10	0.11	2.19

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.014 x 0.88) + (Zn (%) x 0.46 x 0.85) + (Pb (%) x 0.41 x 0.85) + (Cu (%) x 1.47 x 0.90) utilizing metal prices of Ag – US$25/oz, Zn - US$1.25/lb, Pb - US$1.10/lb, Cu – US$3.95/lb and Au – US$1,850/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Zn, 85% for Pb and 90% for Cu. AuEq (g/t) calculation considers Cu value when Cu>0.05% for each intercept. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, and April 11, 2024. Recovery rates for zinc and lead are speculative in nature as metallurgical work has not been completed to date on these metals. True widths are unknown, and grades are uncut.

Figure 1: Long Section of the Guayabales Project Targets Highlighting Trap

Figure 2: Plan View of the Trap Target and Drill Holes Announced in this Release

Figure 3: Cross Section Highlighting Holes TRC-7A and TRC-6

Figure 4A: Drill Core Tray Photo Highlighting TRC-7A

Figure 4B: Drill Core Tray Photo Highlighting TRC-7A

7.59 / 0.5
6.58 / 0.6
9.77 / 0.6
6.53 / 0.5
1.61 / 0.8
1.24 / 0.6
2.49 / 0.75
4.78 / 0.85
3.68 / 0.7
5.99 / 0.8
0.95 / 0.55
4.87 / 0.5
6.92 / 0.75
1.77 / 0.85
1.22 / 0.8
2.47 / 0.85

TRC-7A Interval: 405.50 to 416.50 metres

11m @ 4.08 g/t AuEq | Assay results: g/t/metre

Phyllicly altered quartz diorite porphyry with overprinting CBM veins

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s 2024 objective is to expand the Apollo system, prove that the recent discoveries at the Olympus and Trap targets evolve into large scale systems and make a new discovery at either the Box, Tower or X targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

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